17011 Beach Blvd., Suite 1500

Huntington Beach, CA. 92647

May 22, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Foldera, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
File No. 333-139120

Ladies and Gentlemen:

Foldera, Inc. (the “Company”) hereby submits in electronic format for filing with the U.S. Securities and Exchange Commission (the “SEC”) one complete copy of Amendment No. 3 (the “Amendment”) to the captioned Registration Statement on Form SB-2, File No. 333-139120, as amended by Amendment No. 1 thereto, filed with the SEC on January 23, 2007, and Amendment No. 2 thereto, filed with the SEC on April 17, 2007 (as amended, the “Registration Statement”), for the registration of shares of the Company’s common stock to be offered by holders of common stock and warrants to purchase common stock under a selling stockholder resale prospectus, including one complete copy of the exhibits listed in the Amendment as filed therewith, which has been marked to reflect the changes effected in the Registration Statement by the Amendment.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Scott Anderegg, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter dated May 3, 2007. The Amendment also includes the Company’s audited consolidated financial statements for the year ended December 31, 2006 as amended to incorporate the SEC’s comments.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.

The Company wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before May 29, 2007, and respectfully requests the staff to convey any comments it may have on the Amendment as early as possible to allow us to meet this schedule.

General

Comment No. 1: In response to the staff’s comment, we have revised the Registration Statement to provide for the registration of 19,946,425 shares of the Company’s common stock, which includes (i) 9,161,072 currently outstanding shares, (ii) 9,686,048 shares issuable upon exercise of currently outstanding warrants, and (iii) 1,099,306 additional shares, which represents 10% of the outstanding shares and shares issuable upon exercise of outstanding warrants that were purchased in the Company’s October 2006 private placement. Pursuant to a registration rights agreement entered into by the Company in connection with the October 2006 private placement, the Company agreed to register for resale 110% of the sum of the (i) the total number of shares of common stock that were issued to the investors who participated in the October 2006 private placement, and (ii) the total number of shares of common stock issuable upon the exercise of warrants that were issued to the investors who participated in the October 2006 private placement.

We have deleted all references to shares of the Company’s common stock that may become issuable on account of possible registration-related penalties relating to the securities issued in the Company’s August 2006 and October 2006 private placements. Accordingly, prior footnote (2) in the Selling Stockholder Table has been deleted.

The aggregate number of shares being registered as stated above and in the Amendment reflect the following events that have occurred since the filing of Amendment No. 2 to the Registration Statement:

•
On May 10, 2007, the Company completed a private placement with Vision Opportunity Master Fund Ltd. (“Vision”), a qualified institutional buyer and previous investor in the Company. As disclosed in the Company’s Current Report on Form 8-K filed with the SEC on May 11, 2007, Vision agreed to the cancellation of the three warrants issued to it in the October 2006 private placement, for an aggregate of 7,407,408 warrant shares, and was issued a new warrant to purchase 5,401,235 shares of common stock. The Company reflected these new warrant share amounts in the Amendment, with a net decrease of 2,006,173 in warrant shares registered on Vision’s behalf. Please note that the Company has not included in the Amendment any of the 1,666,667 shares of currently outstanding common stock issued to Vision in the May 2007 private placement.

•
The purchase price of the securities in the May 2007 private placement resulted in an anti-dilution adjustment with respect to the warrants held by the other two investors in the October 2006 private placement, Crescent International Ltd. and HPC Capital Management Corp., such that the warrants held by these investors are deemed to be exercisable for an additional 333,333 and 443,671 shares, respectively. We are aware that Rule 416(a) under the Securities Act of 1933, as amended, provides for the automatic coverage of shares issuable pursuant to anti-dilution adjustments, but since such an adjustment has already occurred, and the amount of additional warrant shares is known at this time, we have adjusted share amounts accordingly for purposes of clarity of disclosure.

•
On May 11, 2007, the Company issued an additional 407,899 shares to the investors who participated in the August 2006 private placement. This issuance of additional shares was required as a result of delays in causing the registration statement to be declared effective.

Management’s Discussion and Analysis or Plan of Operations, page 15

Comment No. 2: In response to the staff’s comment, we have provided a brief discussion of the Company’s contingency plans to reduce operating expenses in the “Overview” discussion in the Amendment. Those contingency plans include:

•
We are considering reducing payroll and payroll related costs by approximately $65,000 a month by outsourcing a portion of our software development work to India. We are currently negotiating a contract with a software development company in India and the transition is currently in progress. We anticipate making a final decision on implementing this portion of our contingency plan by the end of June 2007.

•	We have terminated our relationship with two consultants, which is expected to save us approximately $20,000 a month in cash.

•	We are considering reducing our investor relations related expenses by approximately $15,000 a month.

•	We have eliminated the $2,500 monthly cash payment to the three independent members of our board of directors until we are able to operate on a cash flow breakeven basis.

•	We anticipate total cash savings of approximately $100,000 a month.

Recent Developments, page 22

Comment No. 3: In response to the staff’s comment, we have disclosed the dates of the November 2006 transactions in the “Recent Developments” section in the Amendment.

Executive Compensation, page 46

Comment No. 4: In response to the staff’s comment, we have deleted from the Amendment the paragraphs referring to “Options/SAR Grants for Fiscal Year Ended December 31, 2005” and “Aggregated Option/SAR Exercises in Fiscal Year Ended December 31, 2005 and Fiscal Year End Option/SAR Values.”

Compensation of Directors, page 49

Comment No. 5: In response to the staff’s comment, we have revised our disclosure in the “Compensation of Directors” section in the Amendment to better harmonize the compensation discussion with the compensation chart. The explanation for the previous ambiguity in disclosure was that while Mr. Arrington served on the board of directors for eight months and received $20,000 in cash payments during 2006, Messrs. Aspinall and Cacciamatta served on the board of directors for less than one month in 2006 and received no cash payments for such service. Beginning in January 2007, our non-employee directors have agreed to forego receiving cash compensation until we are able to operate on a cash flow breakeven basis.

Selling Stockholders, page 52

Comment No. 6: In response to the staff’s comment, we have disclosed in the Amendment the number of additional shares and warrants that have been issued to the investors in the August 2006 and October 2006 private placements since the filing of the Registration Statement and the reasons for such additional issuances. The investors who participated in the August 2006 private placement were issued an additional 407,899 shares as a result of delays in causing the registration statement to be declared effective. Two of the three investors who participated in the October 2006 private placement (Crescent International Ltd. and HPC Capital Management) were issued warrants to purchase an additional 777,004 shares of our common stock as a result of the anti-dilution provisions contained in the warrants issued in the October 2006 private placement. Finally, Vision Opportunity Master Fund Ltd. agreed to cancel its three outstanding warrants to purchase an aggregate of 7,407,410 shares of our common stock (which warrants were issued in the October 2006 private placement) in connection with a May 2007 private placement, and we agreed to issue to Vision Opportunity Master Fund Ltd. a new warrant to purchase 5,401,235 shares of our common stock.

The narrative discussion of the August 2006 and October 2006 private placements is now consistent with the Selling Stockholder Table.

Consolidated Financial Statements

Notes to Audited Financial Statements, page F-7

Note 1. Description of Business and Basis of Presentation, page F-7

Comment No. 7: In response to the staff’s comment, the fifth paragraph of Note 1 has been replaced with the following in the Amendment:

The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission for the presentation of financial information, and include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

Note 6. Stockholders’ Equity, page F-13

Comment No. 8: In response to the staff's comment, the Company adopted SFAS No. 123-R as of December 15, 2005 and as such, applied the pronouncement starting in its fiscal year ended December 31, 2006. The Company completed its reverse merger on February 13, 2006 and as such, became a publicly traded company. Although the Company initially used a de minimis volatility factor for its stock option and warrant grants in the Black Scholes formula, and could do so for grants prior to the adoption of SFAS No. 123-R, given the low trading volume in the Company's stock, the Company now believes that utilizing an appropriate industry sector index will more accurately reflect the value and the cost of the stock option and warrant grants.

 Per paragraph 23 and A32 of SFAS No. 123-R, surrogate public entities and indices are recommended for nonpublic and newly public entitles where the historical volatility is difficult to estimate. The Company has chosen to follow this recommendation and is using an industry sector index for software companies: the Dow Jones Small Cap Software Index. The historical volatility as calculated from the index is 42.68% and has been applied in the Black Scholes formula. The increase in the option and warrant expense for the year ended December 31, 2006 is $881,892 and is being appropriately expensed over the vesting period for the specific option or warrant.

The Company will continue to use the Dow Jones Small Cap Software Index until it has generated a three-year history of its own.

Form 10-KSB for Fiscal Year End December 31, 2006

Comment No. 9: In response to the staff’s comment, Amendment No. 1 to the Form 10-KSB/A (the “Form 10-KSB/A”) was filed via the SEC’s EDGAR system on May 15, 2007, reflecting updates, where applicable, to reflect the comments addressed above.

Item 8A. Controls and Procedures, page 29

Comment No. 10: In response to the staff’s comment, we revised Item 8A. Controls and Procedures in the Form 10-KSB/A.

Comment No. 11: In response to the staff’s comment, we revised Item 8A. Controls and Procedures in the Form 10-KSB/A.

Exhibits 31.1 and 31.2

Comment No. 12: In response to the staff’s comment, we revised Exhibits 31.1 and 31.2 in the Form 10-KSB/A to comply with the form required by Item 601(b)(31) of Regulation S-B.

Concluding Notes

A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the SEC has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. At the time of the request, the Company will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the National Association of Securities Dealers, Inc. clearing the underwriting compensation arrangements for the offering will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement or the Form 10-KSB, please do not hesitate to contact me (714-766-8712).

Very truly yours,
Foldera, Inc.
Reid Dabney
Chief Financial Officer

Enclosures

cc:	H. Christopher Owings, Esq.
Assistant Director, Division of Corporation Finance

Scott Anderegg, Esq.
Staff Attorney, Division of Corporation Finance

Ms. Ta Tanisha Henderson
Accountant, Division of Corporation Finance

Mr. Spencer Feldman
Mr. Joshua Dean
Mr. Hamid Kabani